Exhibit 99.1

Date: August 05, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Completes Acquisition of APIRx Pharmaceuticals to Aggregate the World’s Largest Portfolio of Patented Medicinal Cannabinoid Drug Formulations

Melbourne, Australia, August 05, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for unmet medical needs, advises that it has finalised the acquisition of APIRx Pharmaceuticals (‘APIRx’).

The stakeholders in APIRx (’sellers’) have been issued 218,169,497 new IHL shares at a value of $A0.573 per share, which is the price agreed at the signing of the binding terms sheet announced on March 24, 2022. Purchase consideration is equivalent to approximately 8,726,780 IXHL American Depositary Shares (‘ADS’) at $US10.03 per ADS. The vendors have entered a 12-month voluntary escrow deed restricting the disposal of any interest in any of the shares issued for a period of 12 months from completion of the acquisition.

Founders of APIRx, Dr George Anastassov and Mr Lekhram Changoer have joined the Incannex team as non-executive director and chief technology officer respectively.

CEO and managing director of Incannex, Mr Joel Latham said; “The acquisition of APIRx follows a long relationship with Dr Anastassov and Mr Changoer that first began in 2018 when Incannex transitioned its business towards the development of pharmaceutical cannabinoids”.

“After extensive due diligence and corporate strategy assessments of the APIRx assets, we are excited and readied to commence development activities over our newly acquired portfolio of drug candidates. Investors in Incannex on both ASX and NASDAQ will be updated of progress ongoingly”.

Twenty-two (22) additional clinical and pre-clinical research and development projects have been transferred to Incannex, representing aggregate addressable markets of approximately US$400B per annum. These projects are underpinned by an intellectual property portfolio that includes 19 granted patents and 23 pending patents.

In conjunction with patent applications derived through development of the Company’s combination cannabinoid drug candidates, Incannex has the world’s largest portfolio of patented medicinal cannabinoid drug formulations and psychedelic treatment protocols.

Initial high-priority drug candidates resulting from the acquisition are:

●	Medchew Dronabinol for chemotherapy induced nausea and vomiting

●	Medchew Rx for pain and spasticity in patients with multiple sclerosis

●	CanQuit and CanQuitO – chewables that combine nicotine and cannabinoids and cannabinoids and opioid antagonists for smoking cessation and opioid addiction, respectively

●	CheWell – high-bioavailability chewable tablet to be implemented in adolescent drug addiction studies, among other indications

●	CanChew – patented high-bioavailability and long-acting CBD chewing gum for the over-the-counter market.

This announcement has been approved for release to ASX by the Incannex board of directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: August 05, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

US IR Contact

Rx Communications Group

Michael Miller

+1-917-633-6086

mmiller@rxir.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786